3/29/16

PUBLIC

SEC SECU
Mail Processing
Section

16003175

[illegible] 2016

Washington DC
403

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27911

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kaufman & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Federal Street
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sumner Kaufman — 617-426-0444 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Starr, Finer, Starr LLP
(Name – *if individual, state last, first, middle name*)

1280 Soldiers Field Road	Boston	MA	02135
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

XX 3/8

KAUFMAN & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

AVAILABLE FOR PUBLIC INSPECTION

STARR, FINER, STARR LLP
CERTIFIED PUBLIC ACCOUNTANTS
1280 SOLDIERS FIELD ROAD
BOSTON, MASS. 02135-1096

OATH OR AFFIRMATION

I, Sumner Kaufman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kaufman & Company, LLC, as of December, 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KAUFMAN & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

AVAILABLE FOR PUBLIC INSPECTION

KAUFMAN & COMPANY, LLC

DECEMBER 31, 2015

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
Kaufman & Company, LLC

We have audited the accompanying statement of financial condition of Kaufman & Company, LLC (a Massachusetts Limited Liability Company) as of December 31, 2015 and the related notes to the financial statement. This financial statement is the responsibility of Kaufman & Company, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial position presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial condition of Kaufman & Company, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Starr Finer Starr LLP

Boston, Massachusetts
February 22, 2016

KAUFMAN & COMPANY, LLC

Statement of Financial Condition as of December 31, 2015

ASSETS

CURRENT:	
Cash	$89,386
Accounts Receivable-Trade	10,503
Total Current Assets	99,889
PROPERTY AND EQUIPMENT:	
Cost	33,776
Accumulated Depreciation	33,776
	--
	$99,889

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Current:	
Accounts Payable	$57,598
Other Accruals	21,456
Total Current Liabilities	79,054
MEMBERS' EQUITY	20,835
	$99,889

COMMITMENTS AND CONTINGENCIES (NOTE D)

(See Accompanying Notes to the Statement of Financial Condition)

KAUFMAN & COMPANY, LLC

Notes to the Statement of Financial Condition as of December 31, 2015

NOTE A - NATURE OF ORGANIZATION

Kaufman & Company, LLC, is a Massachusetts registered broker-dealer offering financial advisory services primarily in connection with arranging private placements, mergers and acquisitions.

In accordance with the operating agreement, the Company shall continue in existence until December 31, 2053 unless dissolved sooner.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounts Receivable. Management has elected to record bad debts using the direct write-off method. Accounting principles generally accepted in the United States of America require that the allowance method be used to reflect bad debts. However, the effect of the use of the direct write-off method is not materially different from the results that would have been obtained had the allowance method been followed.

Property and Equipment. The cost and estimated service lives used in computing depreciation are as follows:

	SERVICE YEARS	2015
Furniture and Fixtures	5-7	$33,776

Income Taxes. No provision or liability for income taxes has been included in the financial statements. As a limited liability company, any income or loss is included in the tax returns of the members.

The Company's income tax returns are subject to examination by taxing authorities generally for a period of three years from the date they are filed. At December 31, 2015, the years 2012-2014 are open for examination.

Advertising. The Company charges advertising costs to operations when incurred.

Concentration of Credit Risk. The Company maintains its cash account in one financial institution. At times, the balance may exceed federally insured limits. The Company has not experienced any loss in such account.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Notes to the Statement of Financial Condition as of December 31, 2015
(Continued)

NOTE C - RETIREMENT PLAN

The Company sponsors a profit sharing plan and makes annual contributions, dependent upon profits and at the discretion of management, to the trustee of the profit sharing trust to provide funds with which to pay benefits to employees at retirement.

NOTE D - OPERATING LEASES

The Company is obligated under a 24 month lease agreement expiring December 2016 for office space at an annual rental of $137,560. Provisions of the lease agreement include: (1) payment of certain operating costs and real estate taxes.

NOTE E - SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 22, 2016 the date on which the financial statements were available to be issued.

KAUFMAN & COMPANY, LLC | 101 FEDERAL ST, Nº 1310 | BOSTON MA 02110 KAUFMAN &COMPANY T 617.426.0444 | F 617.542.6506

Exemption Report
for the Year ended December 31, 2015

Kaufman & Company, LLC (Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R #240.17a-5,"Reports to be made by certain broker dealers") . This exemption Report was prepared as required by 17 C.F.R. #240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. # 240.15c3-3.

(2) The Company met the identified exemption provisions in 17 C.F.R. #240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Sumner Kaufman, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Sumner Kaufman (Signature)

President (Title)

January 15 2016 (Date)

STARR, FINER, STARR LLP
CERTIFIED PUBLIC ACCOUNTANTS
1280 SOLDIERS FIELD ROAD
BOSTON, MASS. 02135-1096

SHERMAN H. STARR, C.P.A.
ARTHUR G. GOLDSTEIN, C.P.A.
HARVEY SEGALOFF, C.P.A.
LOUIS J. KATES, C.P.A.

TELEPHONE: (617) 783-2500
(800) 783-9851
TELECOPIER: (617) 782-5954
www.starrllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
Kaufman & Company, LLC

We have reviewed management's statements included in the accompanying Exemption Report, in which Kaufman & Company, LLC (Company) claimed an exemption from 17 C.F.R #240.15c3-3. The Company met the stated exemption provision throughout the most recent fiscal year without exception. The Company's, management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the object of which is the expression of an opinion on management's statements. Accordingly, we do no express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the the fact that Kaufman & Company, LLC has no obligations under Rule 15c3-3 under the Securities Exchange Act of 1934.

Starr Finer Starr LLP

February 22, 2016